March 9, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:                         Bridgewater Bancshares, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 5, 2018
File No. 333-223079

Dear Mr. Clampitt:

On behalf of Bridgewater Bancshares, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated March 8, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  Concurrently herewith, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as submitted on March 5, 2018; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2.

Description of Capital Stock

Sole and Exclusive Forum, page 127

1.                                    We note your disclosure that your bylaws include a provision naming the state or federal courts in Hennepin County, Minnesota as the sole and exclusive forum for the described actions. Please:

•                 Expand your disclosure to state that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees;

•                 Disclose whether shareholders approved this provision and, if so, when; and

•                 Add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 of the prospectus included in the Registration Statement in the manner described above and has added a separately captioned risk factor on page 47 of the prospectus included in the Registration Statement.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Securities and Exchange Commission

March 9, 2018

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-5143.

Sincerely,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

cc:	David Gessert
William Schroeder
Michael Volley
(Securities and Exchange Commission)

Jerry Baack
Ben Klocke
(Bridgewater Bancshares, Inc.)